================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                     252165105
    (Title of class of securities)                        (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                JANUARY 27, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


NY2:\870623\01\54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                          2,299,200
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     2,299,200
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 9 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.98%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


           This Amendment No. 6 ("Amendment No. 6") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, Amendment No. 2 filed on September 8, 1999, Amendment No. 3 filed on September 27, 1999, Amendment No. 4 filed on December 14, 1999, and Amendment No. 5 ("Amendment No. 5") filed on December 16, 1999, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and, together with ISP Investments, the "ISP Proponents"; and, together with ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 4. PURPOSE OF THE TRANSACTION

           On January 27, 2000, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to K. Grahame Walker, Chairman of the Board and Chief Executive Officer of the Company:

                                                                January 27, 2000


           Mr. K. Grahame Walker
           Chairman and Chief Executive Officer
           Dexter Corporation
           One Elm Street
           Windsor Locks, CT  06096

           Dear Grahame:

                               In view of ISP's $45 all cash offer and our stated willingness to pay more if additional information justified a higher price, I was disappointed that your Board did not decide to encourage negotiations with a view toward maximizing shareholder value for Dexter shareholders. Its refusal to do so leaves us no choice but to take our proposal directly to our fellow shareholders.

                               We are today delivering to your Corporate
           Secretary a notice of our intention to present a series of resolutions at your April Annual Meeting. The effect of the resolutions is to elect ten of our nominees to the Dexter Board, including eight directors independent of ISP, who are committed to considering and pursuing ISP's offer or a superior proposal. We are also proposing a by-law amendment and a resolution requiring Dexter's Board to remove its "poison pill" in favor of offers for all shares of at least $45 per share in cash. We intend to solicit proxies in favor of these resolutions.

                               Your December 23rd letter questioned the seriousness of ISP's intent. First, as you know, ISP currently holds a stake in Dexter which is more than five times that held by Dexter's entire Board. Second, so that there should be no doubt as to our ability to finance the acquisition, Chase Securities Inc. has advised us, confirmed in writing, that they are highly confident in their ability to arrange the credit facilities for this acquisition.

                               There are so many inaccuracies and
           mischaracterizations in your letter that I find it difficult to know where to start. By way of just one example, your heavy reliance upon security analysts to defend your rejection of our proposal is misplaced. For instance, in comparing ISP's offer to Dexter's bid last year for Life Technologies, the Merrill Lynch report contained an error of almost $300 million by ignoring the value of the minority interests. Also, you failed to quote a relevant section of the New Vernon Associates report you cited, which states the following:
           "there is little or no interplay between the company's [Dexter's] industrial and life sciences businesses," "we do find merit in his [Mr. Heyman's] initiative to separate the company's [Dexter's] disparate assets," and "in our view Dexter's ownership of LTEK is constraining the latter company's ability to recruit and retain key employees." With regard to the last point, it should be made clear that we indeed view the management of Life Technologies as first rate. However, your attempted squeeze-out of the minority shareholders more than a year ago resulted in the elimination of meaningful stock incentives for Life Technologies executives, which ultimately impacts the ability to retain and recruit key personnel.

                               As you know, Life Technologies' shareholders have rejected Dexter's recent belated $49 per share offer. Parenthetically, it should be noted that Dexter's own shareholders appear to have rejected its business strategy as well, as Dexter's stock price has declined substantially since the company's rejection of our offer and its decision to attempt to acquire 100% of Life Technologies. It is apparent from the timing of Dexter's offer for our Life Technologies shares, coming on the heels of ISP's $45 per share offer for Dexter, upon which many of Dexter's shareholders have relied, that Dexter is seeking to divert ISP from a course of action designed to maximize shareholder values for all Dexter shareholders. In this connection, we believe that Dexter's attempt to deter us by providing benefits to ISP not available to other Dexter shareholders is simply inappropriate.

                               Grahame, I just do not think it would be productive at this time to respond to your mischaracterizations and attempts to impugn our motives - which by the way I do not appreciate. The real issue here, however, is the maximization of shareholder value for all Dexter shareholders, and I believe that shareholders will more likely benefit from a dialogue along this line. In fact, I would be willing to appear with you before any group of Dexter shareholders to discuss the merits of Dexter's proposed course of action vs. ISP's offer.

                               All the best.

                                                        Sincerely,

                                                        /s/ Samuel J. Heyman

                                                        Samuel J. Heyman

           On January 27, 2000, the ISP Proponents delivered a Notice of Intention to Present Business and Nominations (the "Notice") to the Secretary of the Company indicating the ISP Proponents' present intent to bring certain matters before the Company's shareholders at the Company's 2000 annual meeting of shareholders, including certain amendments to the Company's Bylaws and nominations of ten persons for election to the Company's Board of Directors. The text of the specific shareholder resolutions and Bylaw amendments effecting the ISP Proponents' proposals are contained in Annexes I through VI to the Notice, which is attached hereto as Exhibit 1.

           In addition, on January 27, 2000, the ISP Proponents commenced a lawsuit against the Company and certain members of the Company's Board of Directors in the United States District Court for the District of Connecticut. The ISP Proponents' complaint (the "Complaint") alleges, among other things, that Article X of the Bylaws (insofar as it provides for a two-thirds supermajority vote of the shareholders to amend the Bylaws) violates certain provisions of the Connecticut Business Corporation Act (the "CBCA") and is therefore invalid; that the Company's poison pill violates certain provisions of the CBCA and is therefore invalid; that shareholders have the right to vote on the ISP Proponents' proposals at the Company's 2000 annual meeting of shareholders; and that the directors have breached their fiduciary obligations to the Company and its shareholders. The Complaint seeks declaratory and injunctive relief as well as money damages. The Complaint also asks the Court to order that the Company's 2000 annual meeting of shareholders be held on or before April 30, 2000. For a complete description of the ISP Proponents' claims, please refer to the Complaint, which is attached hereto as Exhibit 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Exhibit No. 1: Form of Notice of Intention to Present Business and
                          Nominations.

           Exhibit No. 2: Form of Complaint.





             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 27, 2000

                                        ISP OPCO HOLDINGS INC.
                                        ISP INVESTMENTS INC.
                                        INTERNATIONAL SPECIALTY PRODUCTS INC.


                                        By: /s/ Susan B. Yoss
                                            -----------------------------------
                                            Susan B. Yoss
                                            Senior Vice President and Treasurer

                                  EXHIBIT INDEX

Exhibit No.                           Document                         Page No.
----------                            --------                         -------

     1          Form of Notice of Intention to Present Business and
                Nominations.

     2          Form of Complaint.